EXHIBIT 99.1

Caledonia Mining Corporation Plc: Notification of relevant change to significant shareholder

ST HELIER, Jersey, July 15, 2024 (GLOBE NEWSWIRE) -- Caledonia Mining Corporation Plc (NYSE AMERICAN: CMCL; AIM: CMCL; VFEX: CMCL) ("Caledonia" or "the Company") announces that Allan Gray Proprietary Limited, which has an interest in shares in the Company through two of its related investment funds, Allan Gray Africa Equity Fund Limited and Allan Gray Africa Ex SA Equity Fund Limited, which hold on behalf of multiple clients of Allan Gray Proprietary Limited, has notified the Company of a relevant change (as defined by the AIM Rules for Companies) to a previously disclosed shareholding, such that clients of Allan Gray Proprietary Limited now have, in aggregate, a total interest in 6.445% of the Company's issued share capital. The following information was provided:

Issuer name - CALEDONIA MINING CORPORATION PLC

ISIN – JE00BF0XVB15

Significant shareholder - Allan Gray Proprietary Limited

City of registered office - Cape Town

Country of registered office - South Africa

Date on which threshold was crossed – 11 July 2024

Date on which Issuer notified – 12 July 2024

% of direct voting rights – 6.445%

Date of completion – 12 July 2024

Place of completion – Cape Town

Enquiries:

Caledonia Mining Corporation Plc
Mark Learmonth	Tel: +44 1534 679 800
Camilla Horsfall	Tel: +44 7817 841 793

Cavendish Capital Markets Limited (Nomad and Joint Broker)	Tel: +44 207 397 1965
Adrian Hadden	Tel: +44 131 220 9775
Pearl Kellie

Panmure Liberum (Joint Broker)
Scott Mathieson/Matt Hogg	Tel: +44 20 3100 2000

Camarco, Financial PR (UK)
Gordon Poole	Tel: +44 20 3757 4980
Julia Tilley
Elfie Kent

3PPB (Financial PR, North America)
Patrick Chidley	Tel: +1 917 991 7701
Paul Durham	Tel: +1 203 940 2538

Curate Public Relations (Zimbabwe)
Debra Tatenda	Tel: +263 77802131

IH Securities (Private) Limited (VFEX Sponsor - Zimbabwe)	Tel: +263 (242) 745 119/33/39
Lloyd Mlotshwa